

## OFFERING MEMORANDUM

facilitated by



# Short Creek Farm LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

### (A) The Company

| | |
|---|---|
| Name of Company | Short Creek Farm LLC |
| State of Organization | NH |
| Date of Formation | 04/15/2015 |
| Entity Type | Limited Liability Company |
| Street Address | 18 Winding Hill Rd, Northwood NH, 03261 |
| Website Address | shortcreeknh.com |

### (B) Directors and Officers of the Company

| Key Person | Jeffrey Backer |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Partner<br>2018 |
| Other business experience<br>(last three years) | Owner of Short Creek Farm-2018 to Present<br><br>Jeff is responsible for managing livestock production at the farm in Northwood, New Hampshire. Though he did not grow up in a farm family, his studies of wildlife biology, ecology and conservation at the University of Rhode Island led to an interest in agroecology and ultimately to actively participating in small-scale local farming. He began farming in 2008 as an apprentice at Moon in the Pond Farm, a small and diverse farm and homestead in Sheffield, Massachusetts. His time at Moon in the Pond reinforced his appreciation for great food, especially meats smoked and cured using old-world methods, and made him realize that long-term success in farming meant taking it seriously as a business. In 2009, he moved on to apprentice at Natural Roots CSA, a productive and successful vegetable farm in Conway, Massachusetts. Using the innovative production methods he learned at Natural Roots, methods that today would be called regenerative agriculture, Jeff went on to start his own farm business, Potter Hill Farm, in 2010 in Grafton, Massachusetts. At Potter Hill, Jeff turned 25 acres of old fields into a farm producing heirloom vegetables, pastured pork, and grassfed beef. Jeff sold the growing Potter Hill Farm business to another farmer in 2015 when he co-founded Short Creek Farm with longtime friend, Dave Viola. At Short Creek, Jeff continues to develop production systems that reflect his love of food, his background in ecology, and his experience with regenerative farming practices. |

| Key Person | David Viola |
| --- | --- |
| Position with the Company | |
| Title | LLC Member/Owner |
| First Year | 2018 |
| Other business experience (last three years) | Owner of Short Creek Farm-2018 to Present |
| | Dave Viola is responsible for food processing operations at Short Creek. With 10 years of experience in the food industry, Dave has had a hand in progressive companies throughout New England. He got his start developing well-respected charcuterie programs for James Beard Award-nominated chef Matt Jennings, first at Farmstead in Providence, Rhode Island and later at Townsman in Boston, Massachusetts. He then delved into the world of whole animal butchery while managing production of retail cuts and fresh sausages at Vermont Salumi in Plainfield, Vermont. While bringing Vermont Salumi's new line of dry-cured salami to market, Dave gained valuable insight into USDA regulation of small meat processors. Leveraging his academic background, he distilled statutory requirements and the input of consultants into a comprehensive food safety plan and then negotiated with state and federal agencies to successfully gain regulatory approval. From there, Dave moved on to manage New England Charcuterie, in Waltham, Massachusetts, from the company's founding in 2013. Being there from the start afforded him the opportunity to develop a wide-ranging food safety program, to create formulations and processing methods for over 100 unique products, and to implement standard operating procedures that remain in place today. Dave also brought about New England Charcuterie's transition from a retail-only business to a USDA-inspected wholesale operation. Although he stepped away from a day-to-day role at New England Charcuterie in order to co- |

| | found Short Creek Farm in 2015, Dave remains involved with the company to this day as a consultant. |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Jeffrey Backer | 50% |
| David Viola | 50% |

## (D) The Company's Business and Business Plan

Our Mission

Jeff and Dave want to grow Short Creek from a small local farm to a regional processed meat company, creating high quality charcuterie and sausages from their own meat as well as meat they purchase from other American family farms.

- By opening of a new 6,000 sq-ft USDA-inspected facility, they will expand operations to encompass all aspects of meat processing, from butchery to salami curing and drying.
- They will produce a new line of lower-cost sausage, bacon, and salami made with heritage breed pork sourced from a co-op of farms in the Midwest, and these products will be distributed to medium and large retailers from Boston to Portland.
- They will continue to market their own farm-raised meats under the new Short Creek Farm Homegrown brand, marketing these bespoke meat products to farm stands and specialty shops throughout the Northeast.

Our Story

Co-founders Dave Viola and Jeff Backer started Short Creek Farm in 2015 on 300 acres in Northwood, New Hampshire. They produce high-quality value-added meat products from pastured pork and grassfed beef raised on their farm.

- They have achieved substantial yearly revenue growth, with sales of $406,000 and net profit of $28,000 in 2020.
- They currently produce their own sausages in a small non-USDA processing space.
- Retail cuts and other value-added products like salami and bacon are produced under contract by regional USDA processors.

The Team

Jeff Backer, Farm Manager

Jeff Backer is responsible for managing livestock production at the farm in Northwood, New Hampshire. Though he did not grow up in a farm family, his studies of wildlife biology, ecology and conservation at the University of Rhode Island led to an interest in agroecology and ultimately to actively participating in small-scale local farming. He began farming in 2008 as an apprentice at Moon in the Pond Farm, a small and diverse farm and homestead in Sheffield, Massachusetts. His time at Moon in the Pond reinforced his appreciation for great food, especially

meats smoked and cured using old-world methods, and made him realize that long-term success in farming meant taking it seriously as a business. In 2009, he moved on to apprentice at Natural Roots CSA, a productive and successful vegetable farm in Conway, Massachusetts. Using the innovative production methods he learned at Natural Roots, methods that today would be called regenerative agriculture, Jeff went on to start his own farm business, Potter Hill Farm, in 2010 in Grafton, Massachusetts. At Potter Hill, Jeff turned 25 acres of old fields into a farm producing heirloom vegetables, pastured pork, and grassfed beef. Jeff sold the growing Potter Hill Farm business to another farmer in 2015 when he co-founded Short Creek Farm with longtime friend, Dave Viola. At Short Creek, Jeff continues to develop production systems that reflect his love of food, his background in ecology, and his experience with regenerative farming practices.

Dave Viola, Processing Manager

Dave Viola is responsible for food processing operations at Short Creek. With 10 years of experience in the food industry, Dave has had a hand in progressive companies throughout New England. He got his start developing well-respected charcuterie programs for James Beard Award-nominated chef Matt Jennings, first at Farmstead in Providence, Rhode Island and later at Townsman in Boston, Massachusetts. He then delved into the world of whole animal butchery while managing production of retail cuts and fresh sausages at Vermont Salumi in Plainfield, Vermont. While bringing Vermont Salumi's new line of dry-cured salami to market, Dave gained valuable insight into USDA regulation of small meat processors. Leveraging his academic background, he distilled statutory requirements and the input of consultants into a comprehensive food safety plan and then negotiated with state and federal agencies to successfully gain regulatory approval. From there, Dave moved on to manage New England Charcuterie, in Waltham, Massachusetts, from the company's founding in 2013. Being there from the start afforded him the opportunity to develop a wide-ranging food safety program, to create formulations and processing methods for over 100 unique products, and to implement standard operating procedures that remain in place today. Dave also brought about New England Charcuterie's transition from a retail-only business to a USDA-inspected wholesale operation. Although he stepped away from a day-to-day role at New England Charcuterie in order to co-found Short Creek Farm in 2015, Dave remains involved with the company to this day as a consultant.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 5 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE

TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $75,000 |
| Offering Deadline | December 31, 2021 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $250,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| USDA Processing Facility | $70,500 | $235,000 |
| Mainvest Compensation | $4,500 | $15,000 |
| TOTAL | $75,000 | $250,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

## TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

## Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.7 - 2.3%[2] |
| Payment Deadline | 2030-07-01 |
| Maximum Payment Multiple[3]<br>- Early Investors<br>- All Other Investors | 1.5 x<br>1.35 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.02% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.7% and a maximum rate of 2.3% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $75,000 | 0.7% |
| $118,750 | 1.1% |
| $162,500 | 1.5% |
| $206,250 | 1.9% |
| $250,000 | 2.3% |

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.35x cap.

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

## Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
| --- | --- |
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Jeffrey Backer | 50% |
| David Viola | 50% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Farm Credit East | $439,329 | 3.85% | 07/01/2051 | |
| Farm Credit East | $26,852 | 4% | 09/01/2025 | |
| Farm Credit East | $15,443 | 4% | 02/01/2027 | |
| FSA CCC | $35,670 | .875% | 07/01/2026 | |
| Greenwood Credit Union | $8,831 | 4.5% | 10/01/2023 | |

## (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Historical milestones

Short Creek Farm has been operating in Northwood, NH since June 2015 and has since achieved the following milestones:

- Achieved revenue of $102,000 in 2016, which then grew to $406,000 in 2020.

- Had Cost of Goods Sold (COGS) of $84,000, which represented gross profit margin of 18% in 2016. COGS were $206,000 in 2020, which implied gross profit margin of 49%.

- Recorded a net loss of $26,000 in 2016, which then grew to a net profit of $27,725 in 2020, before depreciation.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Short Creek Farm forecasts the following milestones:

- Finish construction of USDA-inspected processing facility in Kennebunk, ME by December 2021.

- Hire for the following positions by January 2022: Meat Cutter/Processor, Packaging Assistant, Delivery Driver

- Achieve $1,800,000 revenue per year by 2023.

- Achieve $108,000 profit per year by 2023.

Other outstanding debt or equity

As of July 2021, Short Creek Farm has debt of $526,000 outstanding and a cash balance of $124,000. This debt is sourced primarily from Farm Credit East for the farm mortgage and equipment and will be senior to any investment raised on Mainvest. In addition to Short Creek Farm's outstanding debt and the debt raised on Mainvest, Short Creek Farm will require additional funds of approximately $1,200,000 from alternate sources to construct and outfit their proposed USDA-inspected facility.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,500,000 | $1,800,000 | $1,900,000 | $2,000,000 | $2,100,000 |
| Cost of Goods Sold | $900,000 | $1,080,000 | $1,140,000 | $1,200,000 | $1,260,000 |
| Gross Profit | $600,000 | $720,000 | $760,000 | $800,000 | $840,000 |
| EXPENSES |  |  |  |  |  |
| Utilities | $60,000 | $61,500 | $63,037 | $64,612 | $66,227 |
| Salaries | $130,000 | $156,000 | $164,666 | $173,332 | $181,998 |
| Insurance | $12,000 | $12,300 | $12,607 | $12,922 | $13,245 |
| Repairs & Maintenance | $22,000 | $22,550 | $23,113 | $23,690 | $24,282 |
| Legal & Professional Fees | $2,400 | $2,460 | $2,521 | $2,584 | $2,648 |
| Rent | $54,000 | $55,350 | $56,733 | $58,151 | $59,604 |
| Operations | $13,000 | $15,600 | $16,466 | $17,332 | $18,198 |
| Marketing & Sales | $50,000 | $60,000 | $63,333 | $66,666 | $69,999 |
| Contingency | $60,000 | $61,500 | $63,037 | $64,612 | $66,227 |
| Operating Profit | $196,600 | $272,740 | $294,487 | $316,099 | $337,572 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
| --- | --- | --- |
| Total Assets | $43,648.00 | $45,846.00 |
| Cash & Cash Equivalents | $15,808.00 | $8,256.00 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $59,084.00 | $38,062.00 |
| Revenues/Sales | $424,779.00 | $286,014.00 |
| Cost of Goods Sold | $0.00 | $0.00 |
| Taxes Paid | $0 | $0 |
| Net Income | $21,612.00 | $-8,246.00 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V